NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL:       RUS

RUSSEL METALS INCREASES COMMON SHARE DIVIDEND BY 40%

TORONTO, CANADA -- February 23, 2006 --Russel Metals Inc. announced today that it has declared a dividend in the amount of Cdn 35 cents per share on its Common Shares, payable on March 15, 2006 to shareholders of record at the close of business on March 7, 2006.  This represents a 40% increase in the level of the Company’s quarterly common share dividend.

"This is a significant increase in the size of the dividend," said Bud Siegel, President and CEO of the Company.  "From 1999 to 2003, inclusive, the aggregate amount expended by the Company on dividends and share buy-backs amounted to 78% of aggregate earnings over that period.  In the same four-year period, the Company also reduced total interest bearing debt and completed acquisitions valued at $271 million."

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three metals distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Web site: www.russelmetals.com